June 2, 2025

Lucas Dow
Chief Executive Officer
Sayona Mining Limited
Level 28, 10 Eagle Street
Brisbane, Queensland 4000
Australia

       Re: Sayona Mining Limited
           Amendment No. 1 to Registration Statement on Form F-4
           Filed May 16, 2025
           File No. 333-286715
Dear Lucas Dow:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-4
Change in Registrant's Certifying Accountant, page 293

1. Based on your response to prior comment 6, it appears that your former auditor, Nexia
       Brisbane Audit Pty Ltd, was acquired by Moore Australia on October 1, 2024 and renamed Moore Australia Audit (QLD) Pty Ltd. If our understanding is correct, please disclose this in your filing.
2.     It appears you engaged Moore Australia Audit (WA) (   Moore (WA)   ) on
October 10,
       2024 as your registered public accounting firm with respect to the annual financial statements included in this F-4 registration statement since Moore (WA) is registered with the PCAOB. If accurate, please clarify this in your disclosure. June 2, 2025
Page 2

       In addition, disclose the current status of your relationship with Moore
(WA) and state
       whether your engagement of Moore (WA) has concluded or continues to be ongoing. To the extent the engagement has concluded, please ensure Moore
(WA)
       provides an Exhibit 16 letter. Refer to Item 14(j) of Form F-4 and Item 16F(a)(3) of
       Form 20-F.
3.     We have read your response to prior comment 7 and note that Ernst &
Young
       ("E&Y") is still in the process of completing its U.S. independence procedures and, as such, is not the independent public accounting firm of Sayona for purposes of the
       PCAOB. We also note your disclosure that E&Y has not been appointed as the independent registered public accounting firm of Sayona. Please address the following comments:

             Clarify, if true, that E&Y has not been appointed as the independent registered accounting firm of Sayona because E&Y is not registered with the PCAOB. Also disclose, if true, that you expect that E&Y will be registered with the PCAOB by
           June 30, 2025.
             Explain the    U.S. independence procedures    that are currently
in process.
             Disclose which E&Y office in Australia you engaged as your independent auditor.
Exhibits

4. Please have counsel revise the legal opinion to eliminate any broad assumptions of material facts underlying the opinion. For example, assumptions 2(h)(3) and 2(p)
       appear to assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities. Refer to Section II.B.3.a of Staff Legal
       Bulletin No. 19.
       Please contact Yong Kim at 202-551-3323 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Avner Bengera, Esq.